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Attn:	Heather Clark
Anne McConnell
Bradley Ecker
Sherry Haywood

Re:	Chardan NexTech Acquisition 2 Corp.
Registration Statement on Form S-4
Filed July 22, 2022
CIK No. 0001847986

Dear Mesdames Haywood, Clark and McConnell and Mr. Ecker:

On behalf of our client, Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 3, 2022 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-4 filed on July 22, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form S-4 submitted July 22, 2022

Form 8-K furnished July 13, 2022

Exhibit 99.1, page 1

1.	Refer to pages 37 and 38. We note your presentation of Adjusted EBITDA and your disclosure in footnote 2 that you consider operating income to be the nearest GAAP financial measure. Please explain to us how your disclosure complies with Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations. We also note you do not disclose or provide reconciliations of Adjusted EBITDA to the most directly comparable GAAP measure. Please explain to us how your presentation complies with Item 100(a) of Regulation G.

Response: The Company respectfully advises the Staff that it believes that Item 100(a) of Regulation G (“Item 100(a)”) and Question 103.02 of the Staff's Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”) are not applicable to the Company's presentation of the Financial Information, and the reconciliation described in the Interpretation and Item 100(a) is not required to be provided for the disclosure contained in the investor presentation furnished on Form 8-K as soliciting material pursuant to Rule 425 that is referenced in the Staff's comment (the “Financial Information”).

Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption from Item 100(a) for the use of non-GAAP financial measures in disclosures related to a proposed business combination, the entity resulting therefrom or an entity that is a party thereto, if such disclosures are contained in a communication that is subject to Rule 425 under the Securities Act of 1933. The Company has considered the applicability of Items 10(b) and 10(e) of Regulation S-K and Item 100(a) to the Financial Information, and respectfully advises the Staff that it believes that the presentation of the Financial Information falls within the exemptions from Item 100(a) and Item 10(e) of Regulation S-K pursuant to Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K, and that as a result, the guidance provided by the Staff in the Interpretation is not applicable to the Company's presentation of the Financial Information and the reconciliation described in the Interpretation and in Item 100(a) is not required to be provided for the Financial Information.

Notwithstanding such guidance, in response to the comment of the Staff, the Company has filed concurrently with the submission of this letter, a revised investor presentation including disclosure of net income (loss) and a reconciliation of Adjusted EBITDA to net income (loss) on page 39 of the presentation.

United States Securities and Exchange Commission

August 11, 2022

U.S. Federal Income Tax Considerations, page 157

2.	We note your response to our prior comment 3 in our letter dated July 5, 2022. When counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel’s opinion. We note that the tax opinion filed as Exhibit 8.1 refers to a "U.S. Federal Income Tax Considerations — Tax Consequences of the Merger to Dragonfly Shareholders" section. Please revise to clearly disclose the title of the respective section. Also, please ensure that counsel provides a firm opinion for each material tax consequence, including whether the Merger will qualify as a reorganization, or explains why such an opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should") and explain the facts or circumstances giving rise thereto, and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

Response: In response to the Staff's comment, the Company has revised the disclosure on pages 96, 167 and 168 of  Amendment No. 1 and has also included a revised tax opinion in Exhibit 8.1 to Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 212

3.	Your revised disclosures in response to prior comment 6 state that you "preliminarily determined" the Earnout Shares are not precluded from equity classification. Please provide us your analysis of how you preliminarily determined the Earnout Shares should be classified in equity. Your response should include references to specific authoritative accounting guidance that supports the basis for your conclusion.

Response: We respectfully acknowledge the Staff’s comment. We preliminary determined the Earnout Shares should be classified in equity based on our application of ASC 480: Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815: Derivatives and Hedging (“ASC 815”). Please note that this analysis was performed based on the post-combination Dragonfly entity, in which ASU 2020-06: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity has not yet been adopted.

In accordance with ASC 480, the guidance establishes standards for an issuer’s classification of certain financial instruments with characteristics of both liabilities and equity. Furthermore, the guidance states that “contingent consideration arrangements that obligate an acquirer to deliver its own equity instruments meet the definition of a financial instrument”, in which we have identified the Earnout Shares as freestanding financial instruments that are issuable in accordance with the vesting conditions (or Exercise Contingencies) outlined in the Company’s Business Combination Agreement. We believe such Exercise Contingencies fit into the ASC’s definition of contingent considerations. ASC 480 discusses the underlying criteria in a contingent consideration arrangement and notes that instruments that “solely or predominantly” vary on the basis of something other than the entity’s shares do not qualify for equity treatment. Management assessed the following criteria to determine if the Earnout Shares and corresponding Exercise Contingencies are within the scope of ASC 480 (with our conclusions in bold below):

1.	Is it mandatorily redeemable? Criterion not met. The Earnout Shares do not represent mandatorily redeemable financial instruments.

United States Securities and Exchange Commission

August 11, 2022

2.	It is not an outstanding share and, at inception, embodies an obligation to repurchase the issuer’s equity shares (e.g., forward purchase contracts or written put options that are to be physically settled) or is indexed to such an obligation (e.g., a warrant on puttable shares or a written put option that is cash settled) and requires or may require the issuer to settle the obligation by transferring assets. Criterion not met. The Earnout Shares do not embody an obligation to repurchase the issuer’s equity shares.

3.	It will or may be settled by the issuance of a variable number of the issuer’s shares, and at inception the monetary value of the instrument is solely or predominantly based on any one of the following:

a)	A fixed amount (e.g., a payable for a fixed amount that is settleable with a variable number of the issuer’s equity shares). Criterion not met. The Earnout Shares are not based upon a fixed monetary amount known at inception.

b)	Being derived from something other than the fair value of the issuer’s equity shares (e.g., an obligation to deliver shares indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares). Criterion not met. The Earnout Shares are not derived from something other than the fair value of the entity’s equity shares.

c)	Movement in a direction opposite to the value of the issuer’s equity shares (e.g., a written put option that can be net share settled). Criterion not met. The Earnout Shares are not based upon a movement in the opposite direction of the entity’s stock price.

Due to the above analysis, the Earnout Shares with corresponding Exercise Contingencies met none of the criteria outlined above and therefore are not within the scope of ASC 480. As such, we continued our evaluation under ASC 815.

Management considered the guidance within ASC 815-10-15-83 and determined that the Earnout Shares would initially meet the definition of a derivative because they have a underlying (the entity’s share price), they have a notional amount (the common shares of the entity), they have an initial net investment that is “less by more than a nominal amount” than the initial net investment that would be required to obtain the asset, and they can be net-settled by means outside of the contract because the post-merger entity’s common shares will be publicly traded (and are therefore readily convertible to cash). Within our evaluation, we have considered two units of account based off of certain risk exposures outlined in the Company’s Business Combination Agreement ((i) trading price of the combined entity’s common stock or; (ii) the total audited revenue and audited operating income on the combined company’s Annual Report on Form 10-K for certain future periods).

Based on the preceding, the Company’s stock price is an input to a fixed-for-fixed option pricing model and variations in the settlement amount attributed to the stock price would not preclude equity classification. As such, Management concluded that the first unit of account based on share price is indexed to the Company’s stock. As for the remaining unit of account based on the earnings target, management considered the two step process as outlined in Step 3 above, and concluded: (i) the exercise contingency (i.e. exceeding the earnings target) is based on an observable index, but it can only be measured by reference to the Company’s operations. Therefore, Step 1 does not preclude the Company from considering this consideration arrangement indexed to its own shares; and (ii) the settlement amount is considered fixed-for-fixed because it equals the difference between the fair value of a fixed number of shares, and a fixed exercise price. Therefore, the consideration arrangement is considered indexed to the Company’s shares.

United States Securities and Exchange Commission

August 11, 2022

Furthermore, the Company evaluated the Earnout Shares as they relate to the equity criteria of ASC 815-40-25-10 as follows:

1. Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares. Criterion met.

2. Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. Criterion met. The total number of post-merger shares of Company Capital Stock (Company common stock and Company preferred stock) that Dragonfly is authorized to issue is 175,000,000 shares, consisting of 170,000,000 shares of common stock, and 5,000,000 shares of preferred stock. The Pro forma fully diluted Company common stock as of March 31, 2022 was 109,562,246 shares, after taking into account all possible sources of shares and the extent of dilution. Thus, sufficient authorized shares are available as 65,437,754 shares will remain authorized but unissued.

3. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. Criterion met.

4. No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC). Criterion met.

5. No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions. Criterion met.

6. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. Criterion met.

7. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason. Criterion met.

Based on the analysis performed, the contingent consideration arrangements for the Earnout Shares would be classified as equity. Management notes that the arrangement must be assessed at each financial statement reporting date to determine whether equity classification remains appropriate. If the arrangement no longer meets the criteria for equity classification, it would be reclassified to a liability at its then current fair value.

Management noted no material terms or conditions of the Earnouts that would preclude equity classification for the Earnout Shares.

Interim Financial Statements - Chardan

Condensed Balance Sheets, page F-22, page F-23

4.	Your response to prior comment 9 indicates that you corrected the number of common shares at redemption value outstanding at December 31, 2021; however, we note no changes to the interim balance sheet. As previously requested, please correct the number of common shares at redemption value that were outstanding at December 31, 2021, disclosed under redeemable common stock and under stockholders’ equity (deficit). It appears you incorrectly revised the annual balance sheets on page F-3 such that now the number of common shares at redemption value that were outstanding at December 31, 2020, disclosed under redeemable common stock and under stockholders’ equity (deficit) on page F-3, also should be corrected.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page F-3 and page F-22 of Amendment No 1. These pages now reflect the correct number of common shares at redemption value outstanding at December 31, 2021 and December 31, 2020.

United States Securities and Exchange Commission

August 11, 2022

Exhibits

5.	We note your disclosure in the exhibit index key that "schedules and exhibits" have been omitted from certain exhibits. To the extent you intend to redact information from any exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Additionally, please include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages II-1 and II-2 of Amendment No. 1.

General

6.	We note your response to our prior comment 1 in our letter dated July 5, 2022. Where applicable, please revise to clearly disclose if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: We respectfully acknowledge the Staff’s comment. Dragonfly has primarily experienced inflationary pressure as evidenced through rising materials costs. To manage the effects of these price increases, Dragonfly has increased the prices for certain of its products, which has not had a material impact on Dragonfly’s results of operations and has opted to build its inventory of key components, which has resulted in an increase in prepaid inventory. Inflationary pressure may also impact discretionary spending for customers in Dragonfly’s end markets, which may negatively impact demand for Dragonfly’s products in the future. The Company respectfully notes that this has been previously disclosed on pages 52 and 57 of Amendment No. 1. In addition, in response to the Staff’s comment, the Company has revised its disclosure on pages 49, 52 and 57 of Amendment No. 1.

7.	Please clarify the number of securities you are seeking to register under this registration statement. In this regard, we note your disclosures that "This proxy statement/prospectus relates to the issuance by Chardan of shares of New Dragonfly common stock issued in connection with the Merger described herein," and "This proxy statement/prospectus also relates to 40,000,000 New Dragonfly common stock issued as Earnout Shares.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages i and v of Amendment No. 1.

* * *

United States Securities and Exchange Commission

August 11, 2022

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP and do not hesitate to contact Jeff Brill at (212) 735-2587 or jeffrey.brill@skadden.com, or Peter Serating at (212) 735-2286 or peter.serating@skadden.com of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jonas Grossman, Chardan NexTech Acquisition 2 Corp.
Denis Phares, Dragonfly Energy Corp.
O’Melveny & Myers LLP